EXHIBIT 10.13

BOARD OBSERVER AGREEMENT

This BOARD OBSERVER AGREEMENT (the "Agreement") is made effective as of September 25, 2017, by General Finance Corporation, a Delaware corporation ("Company"), and Bison Capital Partners V, L.P., a Delaware limited partnership ("Investor").

WHEREAS, pursuant to that certain Securities Purchase Agreement between the Company and the Investor dated the date hereof (as amended, modified or supplemented, the "Purchase Agreement"), the Company has agreed to issue and sell to the Investor, and the Investor has agreed to purchase from the Company, that certain Senior Secured Convertible Promissory Note in the original principal amount of USD $26,000,000 (the "Convertible Note") and a Senior Secured Promissory Note in the original principal amount of USD $54,000,000 (the "Senior Note" and collectively with the Convertible Note, the "Notes"); and

WHEREAS, as an inducement to the Investor to enter into the Purchase Agreement and purchase the Notes, the Company desires to provide the Investor with certain observation rights regarding the Company's board of directors (the "Board") and committees thereof ("Committees"), as further described, and subject to the terms and conditions set forth, herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   Observer Rights.

1.1   One representative of Investor (the "Observer") shall have the right to attend all meetings (including telephonic or videoconference meetings) of the Board and all Committees in a non-voting, observer capacity; *provided* however, that (i) the Observer shall not be present for or participate in any meetings of the Board held in executive session of independent directors other than Investor or as provided in Section 1.4 hereof and (ii) that Observer shall have executed and delivered to the Company a copy of the Acknowledgement and Agreement to be Bound in the form attached hereto as Exhibit A (the "Acknowledgement"). The Observer may participate fully in discussions of all matters brought to the Board or Committee, as the case may be, for consideration, but in no event shall the Observer (i) be deemed to be a member of the Board or any Committee; (ii) without limitation of the obligations expressly set forth in this Agreement or the Acknowledgement, have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Company or its stockholders; or (iii) have the right to propose or offer any motions or resolutions to the Board or Committees. Upon request, the Company shall allow the Observer to attend Board or Committee meetings by telephone or electronic communication. The presence of the Observer shall not be required for purposes of establishing a quorum.

1.2   In addition to the foregoing, two representatives ("Representatives") designated by Investor and approved by the Company in its sole discretion, shall have the right to participate in all meetings of the Board by telephone in a non-voting, observer capacity; *provided* however, that (i) the Representatives shall not be present for or participate in any meetings of the Board held in executive session of independent directors

or as provided in Section 1.4 hereof and (ii) each Representative shall have executed and delivered to the Company the Acknowledgement.

1.3   The Company shall provide to the Observer (who may share with the Representatives) copies of all notices, minutes, consents and other materials that it provides to Board members except materials that relate to executive sessions of the Board (collectively, "Board Materials"), including any draft versions, proposed written consents, and exhibits and annexes to any such materials, at the same time and in the same manner as such information is delivered to the Board members.

1.4   Notwithstanding anything herein to the contrary, the Company may exclude the Observer and the Representatives from access to any Board Materials, meeting or portion thereof if the Board concludes, acting in good faith, that (i) such exclusion is reasonably necessary to preserve the attorney-client or work product privilege between the Company or its affiliate and its counsel (*provided, however*, that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege); (ii) such Board Materials or discussion relates to the Company's or its affiliates' relationship, contractual or otherwise, with the Investor or its affiliates or any actual or potential transactions between or involving the Company or its affiliates and the Investor or its affiliates; or (iii) such exclusion is necessary to avoid a conflict of interest or disclosure that is restricted by any agreement to which the Company or any of its affiliates is a party or otherwise bound.

2.   Confidential Information.

2.1   To the extent that any information obtained by the Observer and the Representatives from the Company (or any director, officer, employee or agent thereof) is Confidential Information (as defined below), the Investor and the Representatives shall, and shall cause the Observer and the Representatives to, treat any such Confidential Information as confidential in accordance with the terms and conditions set out in this Section 2.

2.2   As used in this Agreement, "Confidential Information" means any and all information or data concerning the Company or its affiliates, whether in verbal, visual, written, electronic or other form, which is disclosed to the Observer and/or the Representatives by the Company or any director, officer, employee or agent of the Company (including all Board Material that is non-public information), together with all information discerned from, based on or relating to any of the foregoing which may be prepared or created by the Observer, either Representative or any of their respective affiliates, or any of their respective directors, officers, employees, agents or advisors (each, a "Representative Party"); *provided, however,* that "Confidential Information" shall not include information that:

(a)   is or becomes generally available to the public other than as a result of disclosure of such information by the Investor, any of its affiliates, any of the Representative Parties, or the Observer;

(b)   is independently developed by the Investor, any of its affiliates, any of the Representative Parties, or the Observer without use of Confidential Information provided by the Company or by any director, officer, employee or agent thereof;

(c)   becomes available to the recipient of such information at any time on a non-confidential basis from a third party that is not, to the recipient's knowledge, prohibited from disclosing such information to the Investor or any of its affiliates, any of the respective Representative Parties, or the Observer by any contractual, legal or fiduciary obligation to the Company; or

(d)   was known by the Investor, any of its affiliates, or the Observer prior to receipt from the Company or from any director, officer, employee or agent thereof.

2.3   The Investor shall, and shall cause the Observer and the Representatives to (a) retain all Confidential Information in strict confidence; (b) not release or disclose Confidential Information in any manner to any other person (other than disclosures to the Investor, its affiliates or to any of its or their Representative Parties who (i) have a need to know such information; and (ii) are informed of its confidential nature); and (c) use the Confidential Information solely in connection with (i) the Investor's, Observer's and the Representatives' rights hereunder; or (ii) monitoring, reviewing and analyzing the Investor's investment in the Notes and not for any other purpose; *provided, however*, that the foregoing shall not apply to the extent the Investor, the Observer, the Representatives, their respective affiliates or any of their respective Representative Parties is compelled to disclose Confidential Information by judicial or administrative process, pursuant to the advice of its counsel, pursuant to the exercise of rights under the Purchase Agreement or the Related Agreements (as defined in the Purchase Agreement), or by requirements of law; *provided, further, however*, that, if legally permissible, prior written notice of such disclosure shall be given to the Company so that the Company may take action, at its expense, to prevent such disclosure and any such disclosure is limited only to that portion of the Confidential Information which such person is compelled to disclose.

2.4   The Investor, on behalf of itself and the Observer and the Representatives, acknowledges that the Confidential Information is proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company. None of the Investor, the Observer, the Representative, any of their respective affiliates or their Representative Parties shall, by virtue of the Company's disclosure of, or such person's use of any Confidential Information, acquire any rights with respect thereto, all of which rights (including intellectual property rights) shall remain exclusively with the Company. The Investor shall be responsible for any breach of this Section 2 by the Observer, the Representatives, any of their affiliates or the Representative Parties.

2.5   The Investor agrees that, upon the request of the Company following a Termination (as defined below)], it will (and will cause the Observer, the Representatives, their affiliates and their Representative Parties to) promptly (a) return or destroy, at the Company's option, all physical materials containing or consisting of Confidential Information and all hard copies thereof in their possession or control; and (b) destroy all electronically stored Confidential Information in its possession or control; *provided,*

however, that each of the Investor, the Representatives, their affiliates and the Representative Parties may retain any electronic or written copies of Confidential Information as may be (i) stored on its electronic records or storage system resulting from automated back-up systems; (ii) required by law, other regulatory requirements, or internal document retention policies; or (iii) contained in board presentations or minutes of board meetings of the Investor, each of the Representatives or their respective affiliates; *provided, further, however*, that any such retained Confidential Information shall remain subject to this Section 2.

      3.   Expenses. The Company agrees to reimburse the Investor promptly for reasonable out-of-pocket expenses incurred in connection with the Observer's attendance at Board and Committee meetings; provided that (i) all reimbursements payable by the Company pursuant to this Section 3 shall be payable in accordance with and subject to the Company's policies and practices with respect to director expense reimbursement then in effect; and (ii) in no event will the Company's expense reimbursement obligations pursuant to this Section 3 exceed an amount equal to $2,500 in any 12-month period. Observer shall not be paid any Company directors fees.

      4.   Indemnification; Advancement of Expenses. The Observer and the Representatives shall be entitled to advancement of expenses and rights to indemnification from the Company to the same extent provided by the Company to its directors under the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company as in effect on the date hereof. The Company acknowledges and agrees that the foregoing rights to indemnification and advancement of expenses constitute third-party rights extended to the Observer and the Representatives by the Company and do not constitute rights to indemnification or advancement of expenses as a result of the Observer or the Representatives serving as a director, officer, employee or agent of the Company.

      5.   Notices. Notices are to be delivered in writing, in the case of the Company, to 39 East Union Street, Pasadena, California 91103, Facsimile (626) 795-8090, Electronic mail: notices@generalfinance.com, Attention: General Counsel, in the case of the Investor, to 233 Wilshire Boulevard, Suite 425, Santa Monica, California 90411, Facsimile (310) 260-6576, Electronic mail: dtrussler@bisoncapital.com, Attention: Douglas Trussler, or to such other address as may be given by each party from time to time under this Section. Notices shall be deemed properly given upon personal delivery, the day following deposit by overnight carrier, three (3) days after deposit in the U.S. mail, upon delivery by facsimile with proof of receipt or by electronic mail with proof of receipt.

      6.   Miscellaneous Provisions. This Agreement constitutes the entire agreement and understanding of the parties, and supersedes any and all previous agreements and understandings, whether oral or written, between the parties regarding the matters set out in this Agreement. No provision of this Agreement may be amended, modified or waived, except in a writing signed by the parties hereto. This Agreement may not be assigned by the Investor. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision, and if any restriction in this Agreement is found by a court to be unreasonable or unenforceable, then such court may amend or modify the restriction so it can be enforced to the fullest extent permitted by law. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

This Agreement may be executed by electronic signature in any number of counterparts, each of which together shall constitute one and the same instrument. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be construed as a waiver or deprive such party of the right to thereafter insist on strict adherence to that term or any other term of this Agreement.

7.   Remedies. The Company, on the one hand, and the Investor, on the other hand, each acknowledge and agree that monetary damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, (a) the non-breaching party shall have the right to immediate injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies that may be available to the non-breaching party at law or in equity.

8.   Applicable Law; Venue. This Agreement, and any and all claims, controversies and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort or statute, shall be governed by the laws of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws rule that would result in the application of the laws of a different jurisdiction. Each party (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the courts located in New Castle County, Delaware; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the courts located in New Castle County, Delaware or in the United States District Court for the District of Delaware.

9.   Termination. This Agreement shall terminate and be of no further force and effect (a "Termination") upon the date that all amounts due under the Notes are paid in full; *provided*, that Sections 2, 3 (to the extent the Investor is entitled to reimbursement for costs incured prior to Termination), 4, 6, 7, 8, this Section 9, and Section 10 shall survive any such termination or expiration.

10.   Effect of Purchase Agreement and Related Agreements on this Agreement. The Company hereby acknowledges and agrees that, notwithstanding any terms or conditions in this Agreement, nothing in this Agreement shall limit or be deemed to limit in any way any of the rights of the Investor, its affiliates, or the Representative Parties under the Purchase Agreement or any Related Agreement (excluding this Agreement), including, but not limited to, any such actions or rights that any of them may be entitled to take with respect to any Confidential Information. In the event that anything in this Agreement would be deemed to limit in any way any rights of the Investor, its affiliates, or the Representative Parties under the Purchase Agreement or any Related Agreement (excluding this Agreement), then the Purchase Agreement and/or such Related Agreements, as applicable, shall govern such rights and such rights shall not be deemed to be limited by this Agreement in any way.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL FINANCE CORPORATION

By: _____
Name: Christopher A. Wilson
Title: Vice President, General Counsel &
         Secretary

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

    By: BISON CAPITAL PARTNERS V GP, L.P.,
         a Delaware limited partnership,
         its general partner

         By: BISON CAPITAL PARTNERS GP, LLC,
             a Delaware limited liability company,
             its general partner

By: _____
Name: Douglas B. Trussler
Title: Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL FINANCE CORPORATION

By: _____
Name: Christopher A. Wilson
Title: Vice President, General Counsel &
      Secretary

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

    By: BISON CAPITAL PARTNERS V GP, L.P.,
        a Delaware limited partnership,
        its general partner

    By: BISON CAPITAL PARTNERS GP, LLC,
        a Delaware limited liability company,
        its general partner

By: _____
Name: Douglas B. Trussler
Title: Managing Member

EXHIBIT A

ACKNOWLEDGEMENT AND AGREEMENT TO BE BOUND

[DATE]

This Acknowledgement and Agreement to be Bound ("Acknowledgement") is given by the undersigned as a representative designated by BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership (the "Investor"), to act as the Observer pursuant to that certain Board Observer Agreement by and between GENERAL FINANCE CORPORATION, a Delaware corporation (the "Company"), and the Investor dated as of the date hereof (the "Agreement"). Capitalized terms used, but not defined, herein have the meanings ascribed thereto in the Agreement.

1. By his execution of this Acknowledgement, the undersigned acknowledges and agrees:

    (a) That he has received and reviewed a copy of the Agreement and that his execution of this Acknowledgement is a condition precedent to his appointment as the Observer under the Agreement.

    (b) To treat any Confidential Information obtained by him from the Company (or any director, officer, employee or agent thereof) in accordance with Section 2 of the Agreement.

    (c) That either the Investor or the undersigned may terminate the undersigned's service as the Observer at any time, with or without cause. If the undersigned ceases to serve as the Observer, he shall (a) no longer be entitled to exercise any rights afforded to the Observer under Section 1 of the Agreement and (b) as promptly as practicable (but in any event not later than three business days thereafter) deliver all physical materials containing or consisting of Confidential Information in his possession or control to the Investor.

    (d) That he has received, agrees to be bound by and, prior to participating in any Company meeting, to execute and deliver to the Company the Company's Insider Trading and Disclosure Policy

2. Upon the written request of the Company or the Investor, the undersigned will promptly execute and deliver any and all further instruments and documents and take such further action as such party deems necessary to effect the purposes of this Acknowledgement.

3. No provision of this Acknowledgement may be amended, modified or waived, except in a writing signed by the Company and the Investor. The invalidity or unenforceability of any provision of this Acknowledgement shall not affect the validity or enforceability of any other provision, and if any restriction in this Acknowledgement is found by a court to be unreasonable

or unenforceable, then such court may amend or modify the restriction so it can be enforced to the fullest extent permitted by law. This Acknowledgement may be executed by electronic signature in any number of counterparts, each of which together shall constitute one and the same instrument.

4. The undersigned acknowledges and agrees that monetary damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by him and that, in the event of any breach or threatened breach hereof, (a) the Company or the Investor shall have the right to immediate injunctive and other equitable relief, without proof of actual damages; (b) he will not plead in defense thereto that there would be an adequate remedy at law, and (c) he agrees to waive any applicable right or requirement that a bond be posted by the Company or the Investor. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies that may be available to the Company or the Investor at law or in equity.

5. Section 8 (Applicable Law; Venue) of the Agreement shall be applicable to this Acknowledgement, and the undersigned hereby agrees to be bound thereby, as if set forth herein. If any notice, request, demand or other communication is given to the undersigned under this Acknowledgement, it shall be given to him at his address set forth on the signature page hereto or such other address as the undersigned shall have provided in writing to the Company and the Investor in accordance with Section 5 of the Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of the date first above written.

____

[OBSERVER NAME]

[ADDRESS OF OBSERVER]

ACKNOWLEDGED AND ACCEPTED as of this __ day of _______________, 20__:

GENERAL FINANCE CORPORATION

By: /s/ Christopher A. Wilson

Name: Christopher A. Wilson

Title: Vice President, General Counsel & Secretary

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership,
its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company,
its general partner

By: ________________________________

Name: Douglas B. Trussler

Title: Managing Member

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of the date first above written.

_____
Douglas A. Trussler
233 Wilshire Blvd., Suite 425

Santa Monica, CA 90401

ACKNOWLEDGED AND ACCEPTED as of this ___ day of _____ 20___

GENERAL FINANCE CORPORATION
By:
Name: Christopher A. Wilson
Title: Vice President, General Counsel & Secretary

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

    By: BISON CAPITAL PARTNERS V GP, L.P.,
       a Delaware limited partnership,
       its general partner

       By: BISON CAPITAL PARTNERS GP, LLC,
          a Delaware limited liability company,
          its general partner

By: _____
Name: Douglas B. Trussler
Title: Managing Member